SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2(9)
(Amendment No. _______)*

TOWERSTREAM CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)
892000100
(CUSIP Number)
Jeffrey M. Thompson c/o Towerstream Corporation 55 Hammarlund Way Middletown, Rhode Island 02842 (401) 848-5848
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892000100	13D	Page 2 of 5

1.	NAME OF REPORTING PERSON:
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Jeffrey M. Thompson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,547,100(1)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 2,547,100(1)
10. SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,547,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%
14.	TYPE OF REPORTING PERSON
IN
(1)	Includes options to purchase 649,445 shares of the Issuer’s common stock that are exercisable within 60 days of the date of this Schedule 13D.

CUSIP No. 892000100	13D	Page 3 of 5

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Towerstream Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 55 Hammarlund Way, Middletown, Rhode Island 02842.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Jeffrey M. Thompson (the “Reporting Person”).

(b) The Reporting Person’s business address is c/o Towerstream Corporation, 55 Hammarlund Way, Middletown, Rhode Island 02842.

(c) The Reporting Person’s principal occupation is Chief Executive Officer of the Issuer, which is located at 55 Hammarlund Way, Middletown, Rhode Island 02842.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On January 12, 2007, the Issuer acquired Towerstream I, Inc., a private Delaware corporation, in a reverse triangular merger (the “Merger”). At the effective time of the Merger, each share of common stock of Towerstream I, Inc. was automatically converted into .7007716 of one share of the Issuer’s Common Stock and each security exercisable for shares of Towerstream I, Inc. was automatically converted into securities exercisable for the Issuer’s Common Stock pursuant to the same conversion ratio. Immediately prior to the Merger the Reporting Person beneficially owned certain shares of common stock of Towerstream I, Inc. and options to purchase shares of common stock of Towerstream I, Inc., which were automatically converted into 1,897,655 shares of the Issuer’s Common Stock and options to purchase 630,695 shares of the Issuer’s Common Stock, respectively.

On February 14, 2007, the Issuer granted the Reporting Person an option to purchase 75,000 shares of its common stock, which option becomes exercisable in eight equal quarterly installments commencing on April 1, 2007.

Item 4. Purpose of Transaction.

The shares of Common Stock acquired by the Reporting Person were acquired for investment purposes. The Reporting Person presently does not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of August 31, 2007, the Reporting Person may be deemed the beneficial owner of 2,547,100 shares of the issuer’s Common Stock, which number of shares includes options to purchase 649,445 shares of

CUSIP No. 892000100	13D	Page 4 of 5

Common Stock that are exercisable within 60 days of the date of this Schedule 13D, representing 7.3% of the outstanding Common Stock based on 34,076,549 shares of Common Stock outstanding as of August 14, 2007.

(b) The Reporting Person has the sole power to vote or to direct to vote and to dispose or to direct the disposition of 2,547,100 shares of common stock, which number of shares includes 649,445 shares of the Issuer’s common stock that are exercisable within 60 days of the date of this Schedule 13D.

(c) During the past 60 days, the Reporting Person affected no transactions in the Common Stock other than as set forth in this Schedule 13D.

(d) No entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,547,100 shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 892000100	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2007
/s/ Jeffrey M. Thompson
Jeffrey M. Thompson